Morgan Stanley Dean Witter American Opportunities Fund
   (Formerly Morgan Stanley Dean Witter American Value Fund)


Item 77.C.     Matters Submitted to a Vote of Security Holders  -
February 24, 1999+

      Approval of an Agreement and Plan of Reorganization, dated October 28, 1998, between Morgan Stanley Dean Witter Capital
Appreciation Fund ("Capital Appreciation") and Morgan Stanley Dean Witter American Value Fund ("American Value"), pursuant to which substantially all of the assets of Capital Appreciation would be combined with those of American Value and shareholders of Capital Appreciation would become shareholders of American Value receiving shares of American Value with a value equal to the value of their holdings in Capital Appreciation:

For:         9,090,761.011              Against:      272,377.140
Abstain: 1,110,148.774

Item 77c -capital appreciation